UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Nasdaq Deficiency Notice

On August 15, 2025, CBL International Limited (the “Company”) announced that it had received a written notice (the “Notice”), dated as of August 12, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the thirty (30) consecutive business days prior to the date of the Notice, the bid price for the Company’s ordinary shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has an initial period of 180 calendar days, or until February 9, 2026, to regain compliance. If the Company fails to regain compliance with the Minimum Bid Price Rule during this period, the Company may be eligible for an additional 180 calendar days, or until August 8, 2026, to regain compliance if it meets certain requirements as detailed in Nasdaq Listing Rule 5810(c)(3)(A)(ii). However, there can be no assurance that the Company would be eligible for such additional 180 calendar day compliance period, if needed.

The Notice has no immediate effect on the listing or trading of the Company’s ordinary shares.

The Company intends to monitor the bid price of its ordinary shares and consider available options to regain compliance with the Minimum Bid Price Rule.

As noted above, on August 15, 2025, the Company issued a press release announcing the receipt of the Notice. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 15, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: August 15, 2025	Title:	Chief Executive Officer